Deutsche Investment Management Americas Inc.

One Beacon Street

Boston, MA 02108

October 16, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

RE:	Cash Management Portfolio (the “Fund”) (Reg. No. 811-06073) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. White:

This letter is being submitted in response to the comments of the staff of the Securities and Exchange Commission (the “SEC”) received via telephone on September 24, 2015 with regard to the above-noted Proxy Statement filed with the SEC on September 21, 2015.

The comments of the staff of the SEC are restated below followed by the Fund’s responses.

  Comment: In the Q&A section and throughout the proxy statement, please clarify “these same instruments” to mean “cash items and government securities” in the sentence below:

“Under the new rules, a government money market fund is a money market fund that invests at least 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized by these same instruments.”

Response: The Fund revised the disclosure as requested.

  Comment: In the Q&A and throughout the proxy statement, with respect to the reasons for converting the Fund to a government money market fund, please provide more detail regarding the investors from whom Deutsche Investment Management Americas Inc. (“DIMA”) solicited feedback.

Response: The Fund has revised the disclosure to note that DIMA solicited feedback from certain shareholders of the Fund.

  Comment: Based on footnote 630 to the release adopting Money Market Fund Reform (Release No. 33-9676, IA-3879; IC-31166), please revised the disclosure in the Q&A and throughout the proxy statement to state that the Fund would provide at least 60 days prior notice if the Fund were to elect to impose liquidity fees and/or redemption gates in the future.

Response: The Fund notes that Rule 2a-7(c)(2)(iii) allows a government money market fund to choose to rely on the ability to impose liquidity fees and suspend redemptions consistent with the requirements of Rule 2a-7(c)(2)(i) and/or (ii) and any other requirements that apply to liquidity fees and temporary suspensions of redemptions, but Rule 2a-7(c)(2)(iii) does not specifically require a government money market fund to provide shareholders with 60 days notice prior to implementing a liquidity fee or suspension of redemptions. The Fund believes that market events could arise that would make it appropriate for a government money market fund to impose a liquidity fee or suspend redemptions without sufficient time to provide at least 60 days prior notice to shareholders. The Fund also notes that a 60 days prior notice could also alarm shareholders and inadvertently cause a run on a government money market fund at a time when it would be harmful to the fund and any remaining shareholders. As a result, the Fund has not revised the disclosure to indicate that it would provide at least 60 days notice prior to the Fund imposing a liquidity fee or suspending redemptions.

  Comment: In the Proposal section of the proxy statement, please provide more details relating to the pros and cons of the proposal.

Response: The Fund has provided additional details relating to the pros and cons of the proposal.

  Comment: Please clarify that the term “U.S. Government Obligations” within the proposed concentration policy will have the same meaning as set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund has revised the proposed concentration policy to remove the parenthetical “(excluding U.S. Government Obligations)” and added clarifying disclosure to note that the concentration restriction would not apply to government securities, as that terms is defined in Section 2(a)(16) of the 1940 Act.

  Comment: Please confirm that shareholders of the Fund will be provided with 60 days notice of the name change.

Response: The Fund notes that a prospectus supplement was filed on July 20, 2015 and mailed to shareholders disclosing the new name of the Fund contingent upon and following its conversion to a government money market fund. In addition, shareholders of the Fund will also receive the proxy statement which sets out the Fund’s new name.

  Comment: Pursuant to Item 22(a)(3)(i), please include the address of the Fund’s administrator in the proxy statement.

Response: The Fund has updated the proxy statement to include the relevant disclosure.

In connection with the above-referenced filing by the Fund, the Fund acknowledges that: (1) the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) SEC staff comments or changes to disclosure in response to SEC staff comments to the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan

Director

cc: John Marten, Vedder Price P.C.